EXHIBIT 99.1

Midroog Ltd. Confirms Baa1 Rating for Internet Gold’s  Series C Debentures and Revises the
Company’s Outlook From Negative to Stable

Ramat Gan, Israel, November 17, 2013 - Internet Gold - Golden Lines Ltd. (The: "Company") announced today that Midroog Ltd., an Israeli rating company affiliated with Moody’s (“Midroog”) confirmed the Baa1 rating in connection with the Company’s recent NIS 60 million issuance of additional Series C Debentures.

Midroog confirmed the rating with respect to a total possible issuance of up to NIS 125 million of Series C Debentures and also raised the Company’s outlook from negative to stable. The proceeds of the issuance will be used to support the Company's immediate and long-term liquidity needs.

According to Midroog, the additional issuance of Series C Debentures will provide the Company with a stable liquidity cushion for the expected future. The Baa1 stable rating takes in to account the recent issuance of NIS 60 million par value of Series C Debentures and the Company's ability to issue an additional NIS 65 million par value in the future, in accordance with the rating report.

In its rating report, Midroog stated that the stabilization of the Company’s prospects reflects the expected improvement in the Company’s repayment ability as a result of, among other things, the modifications to the Company’s subsidiary, B Communications Ltd. ("B Communications"), financing agreement with a consortium of Israeli banks and the dividend that B Communications announced lately and which is payable in December 2013.

Midroog added that the stable rating is supported both by the Company’s independent ability to repay its debt and by the strong financial profile of Bezeq, which is expected to continue to produce steady cash flows for the short and medium terms.

Midroog also noted the positive decrease in the Company’s leverage ratio during the past year, mostly due to a significant increase in the share value of B Communications and Bezeq. Midroog also noted the downgrade of the Company’s risk premium which enables the Company, to take advantage of the current issuance potential in the market.

As negative factors, Midroog noted the Company’s inferior holding structure, the possible fluctuation in B Communications’ share price, and its partial dependence upon receiving dividends from B Communications.

The above description of Midroog’s report is only a summary of the main points and it should not be relied upon as a complete description of the full report. The full and report can be viewed at http://maya.tase.co.il.

Mr. Doron Turgeman, the Company’s CEO commented, “We are very pleased with Midroog’s rating report which speaks for itself. Our current liquidity is sufficient, based on the assumptions of our current work plan, to fully service our debt until 2016. We remain exceedingly confident regarding Bezeq’s position in Israel’s communications market and continue to look for new opportunities to improve our financial flexibility and cash flow position."

The Israeli Tax Authority approved the formula for calculating the adjusted discount rate for all Series C Debentures, for tax purposes. According to the principles set out by the tax authority, as a result of the private placement, the adjusted discount rate for all Series C Debentures is 2.23%. The adjusted discount rate is calculated solely for the purpose of withholding tax in connection with the discount amount upon repayment of the Series C Debentures and it does not reflect the final tax liabilities of Series C bondholders.

About Internet Gold
Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD.

For more information, please visit the following Internet sites:
www.eurocom.co.il;
www.igld.com;
www.bcommunications.co.il;
www.ir.bezeq.co.il

For further information, please contact:
Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000
Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.